Byron B. Rooney	Davis Polk & Wardwell LLP	CONFIDENTIAL
+1 212 450 4658	450 Lexington Avenue
byron.rooney@davispolk.com	New York, NY 10017 davispolk.com
March 6, 2025

Re:	Klarna Group plc Draft Registration Statement on Form F-1 Confidentially Submitted January 24, 2025 CIK No. 0002003292
VIA EDGAR TRANSMISSION
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Attention:	Madeleine Joy Mateo Christian Windsor Lory Empie Michael Volley
Ladies and Gentlemen:
On behalf of our client, Klarna Group plc, a public company with limited liability incorporated pursuant to the laws of England and Wales (the “Company”), as noted previously, we are responding to comments No. 2 and 3 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form F-1, as amended by Amendments No. 1 and No. 2 thereto, confidentially submitted to the Commission on January 24, 2025 (the “Registration Statement”) contained in the Staff’s letter dated February 7, 2025.
Set forth below are the Company’s responses to the Staff’s comments No. 2 and 3. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment.
Amendment No. 2 to Confidential Draft Registration Statement on Form F-1 submitted January 24, 2025
Non-IFRS Financial Measures, page 21
2.We note from your response to prior comment 6 that your technology and product development costs do not have a linear correlation with your transaction levels. However, we also note that you have identified your technology platform as a key competitive factor and stated the need to continuously innovate and improve your network. Please further explain why technology and product development costs are excluded from Transaction margin dollars and Transaction margin, including as it relates to these measures as indicators of your ability to attain efficiency and scale. Please quantify the amount of and describe the nature of any variable costs presented within technology and product development costs and provide additional detail for us regarding the nature of all technology and product development costs. For example, we note disclosure on page 132 of your amended submission states that technology and product development expenses consist of personnel-related costs for technology functions as well as hosting, software license and hardware costs.

Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it excludes technology and product development costs from its calculation of Transaction margin dollars and Transaction margin (collectively, “Transaction margin measures”) because these costs are not a key driver of the Company’s ability to attain efficiency and scale on the transaction level. The Transaction margin measures are specifically designed to reflect the Company’s revenue for a period and the direct variable costs associated with generating such revenue in that period. The Company’s technology and product development costs, in turn, reflect expenses related to the Company’s long-term strategic investments and overhead that are not correlated directly to its GMV or revenue and are therefore not included in the calculation of the Transaction margin measures.
As noted in various places in the Registration Statement, the Company is a technology company building the next-generation commerce network. Technology is therefore embedded throughout its operations in various forms, which, in the Company’s view, provides it with a competitive advantage. Accordingly, the Company organizes its technology-related costs into different categories that reflect the nature of such costs in its operations and their correlation to the Company’s current revenue and GMV levels, as follows:
1.Transactional digital costs. When processing payment transactions, the Company incurs certain digital costs, which are directly related to its transaction volumes and, as such, increase correspondingly with each transaction. They include digital authentication and scoring costs, since the Company utilizes digital integrations to support its transaction underwriting and fraud prevention processes, as well as fees paid to the Company’s partners for digital processing and settlement of transactions and payments, including gateway, network, interchange and PSP fees. These costs are a critical component of the Company’s technology platform and are variable in nature, having a direct correlation to the number of transactions the Company processes in a period. Such costs are included in Processing and servicing costs in the Company’s statement of profit or loss and are therefore included in the calculation of the Transaction margin measures.
2.Consumer and merchant network development costs. These costs reflect strategic investments that the Company makes to further develop and enhance its platform, product offerings, as well as features and user interfaces for its consumers and merchants. They represent long-term investments in the Company’s network capabilities rather than costs that correlate with its transaction volumes in a period. Therefore, such costs are not included in the calculation of the Transaction margin measures.
3.Technology infrastructure and productivity costs. These costs reflect the back-end technology stack and tools, including software licenses, productivity tools and the Company’s data infrastructure used across its entire organization. While the Company may incur costs to increase its technology infrastructure capacity over time to support its overall growth, such additions tend to be a step-function or discrete investments, which are not directly correlated to its transaction volumes. Accordingly, such costs are similarly not included in the calculation of the Transaction margin measures.
As noted above, the Company’s technology and product development costs, which encompass the second and third category above, reflect the Company’s long-term and distinct technology investments in both its consumer and merchant network as well as its internal infrastructure to support its business operations.
The table below and the narrative that follows provide further information about the nature of the technology and product development costs:
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	Year Ended December 31,
(in $ million)	2024	2023	2022
Labor costs	225	178	242
Amortization of internally developed and acquired technology assets	107	100	64
Internal productivity technology and hardware costs	68	61	58
Technology infrastructure	44	51	66
Total	444	389	430
1.Labor costs include salaries and benefits paid to the Company’s engineers and product developers. The Company’s engineers and product developers are deployed throughout the entire organization in different functions to help drive innovation and productivity, and leverage technology to support the Company’s operations in various aspects.
2.Amortization of internally developed and acquired technology assets includes expenses reflecting prior investments in the Company’s technology assets and its platform.
3.Internal productivity technology and hardware costs include cost of software licenses, security tools and information technology hardware that support the Company’s entire organization.
4.Technology infrastructure costs include costs related to computing and data management across the Company’s operations. While the Company may from time to time add computing or data storage capacity as its operations grow, these costs are not a function of the Company’s transaction volumes for a given period but rather a reflection of its long-term strategy and how the Company manages its expected technology infrastructure needs.
Although certain components of the Company’s technology and product development costs may increase as its business scales, these costs are generally step-function or overhead in nature. As such, they do not have a linear correlation to the number of transactions processed on the Company’s network and therefore, its GMV or revenue. For example, the Company’s technology and product development costs increased by 3% from 2022 to 2024, while its GMV grew by 27% in the same period. Accordingly, period-over-period changes in these costs reflect strategic investments and operational efficiency rather than transactional scalability. Therefore, the Company believes that its technology and product development costs are appropriately excluded from the Company’s calculation of the Transaction margin measures because it allows such measures to better illustrate the Company’s ability to realize efficiency and scale at the transaction level.
3.Please revise your disclosure to clarify how Transaction margin dollars and Transaction margin are used by management to measure your ability to grow these metrics in new and maturing markets. For example, explain what these non-IFRS measures indicate regarding your expansion efforts through entering into new geographies as compared to offering additional products and services. Also, as part of your revised disclosure, please define new and maturing markets more clearly.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the discussion of its Transaction margin measures in its next filing of the Registration Statement as follows (with deleted text shown in ~~strike-through~~ and added text shown as bolded and underlined):

Transaction margin dollars and Transaction margin are key performance measures used by our management to measure our ability to attain efficiency and scale and to grow these metrics over time ~~in~~

~~our new and maturing markets~~. They measure our success in growing revenue while effectively managing our processing and servicing costs, consumer credit losses and funding costs in both maturing markets (which include the Nordics, Germany, Netherlands, Austria, Switzerland and the U.K.) and new markets (which include the remaining markets in which we currently operate, including the United States). We primarily strive to grow our revenue by expanding into additional markets and increasing our take rates in new and maturing markets. In parallel, we seek to drive efficiencies in our processing and servicing costs and to effectively manage our credit losses by improving our underwriting capabilities, in particular in our new markets, while maintaining low and stable funding costs. Our management uses Transaction margin dollars and Transaction margin in assessing our success in meeting these objectives.

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Should any questions arise, please do not hesitate to contact me at (212) 450-4658 (tel) or byron.rooney@davispolk.com, or Daniel P. Gibbons at (212) 450-3222 (tel) or dan.gibbons@davispolk.com. Thank you for your time and attention.
Very truly yours,
/s/ Byron B. Rooney
Byron B. Rooney
cc:
Niclas Neglén, Chief Financial Officer of the Company
Daniel P. Gibbons, Davis Polk & Wardwell LLP
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